

June 25, 2014

Via U.S. Mail

Patricia Posner
President and Chief Executive Officer
Satya Worldwide, Inc.
429 North Dixie Highway, Suite 201
Pompano Beach, FL 33060

> **Re: Satya Worldwide, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2014**
> **File No. 333-195630**

Dear Ms. Posner:

We have reviewed your responses to the comments in our letter dated May 27, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. Please confirm the address of your principal executive office. We note that our letter dated May 27, 2014 was returned to us and the recipient of the letter indicated that your office was not located at the address provided. Please also update your EDGAR Company Information.

Prospectus Cover Page, page iii

2. Please limit your prospectus cover page to one page by including only the disclosure called for pursuant to Item 501(b) of Regulation S-K. Please see the comments that follow for the specific disclosure that should be relocated elsewhere in the prospectus.

Prospectus Summary, page 2

Our Company, page 2

3. We note your response to our prior comment 5 and reissue. Please disclose here that you plan to develop a book catalog website but have not taken any steps to do so and that your two executive officers are your only employees. In this regard, please relocate this disclosure from your prospectus cover page.

4. We note your response to our prior comment 7 and reissue. Please disclose here your monthly "burn rate" and how long your present capital will last at that rate. Please update to disclose your remaining capital with each subsequent amendment. In addition, please disclose here the cost of fully implementing your business plan. In this regard, please relocate your disclosure from the prospectus cover page.

5. We note your response to our prior comment 9 and reissue. Please disclose here that the common stock underlying the Series A Convertible Preferred Stock is penny stock. In this regard, please relocate this disclosure from your prospectus cover page.

6. We note your response to our prior comment 10 and reissue. Please disclose here that Brisance Capital, Inc. currently owns 85% of your issued and outstanding common stock and that if you were to sell all of the Series A Convertible Preferred Stock such shareholder would hold 37.5% of your issued and outstanding common stock. In this regard, please relocate this disclosure from your prospectus cover page.

Risk Factors, page 8

7. We note your response to our prior comment 22 that "Patricia Posner has a family relationship with Gerald Posner and that the relationship creates a conflict of interest." Please add a risk factor that addresses the risk created by such conflict of interest. In addition, please provide a brief summary of such conflict of interest in your prospectus summary section.

We are an "emerging growth company" and we cannot be certain, page 10

8. We note your response to our prior comment 13 that you have described "in this risk factor the extent to which any of the exemptions the Company describes in this risk factor are available as a Smaller Reporting Company." However, we were unable to find such disclosure. Please revise.

Management's Discussion and Analysis of Financial Condition, page 19

Plan of Operation, page 19

9. We note that you have provided a projected date of completion for each milestone. Please also provide the estimated date of when you anticipate beginning each phase of your business plan.

Complete Satya ePublishing Marketing Brochure, page 21

10. We note your disclosure on page 20 that in phase two, you plan to publish an update to your marketing brochure by February 2015. Please briefly describe the update in this section.

Description of Business, page 26

Principal Products, page 27

11. We note your disclosure on page 27 that you "will consider making proposals to documentary film makers and studios in the future to exploit these rights." This disclosure seems to contradict your description of your business plan in your prospectus summary section and plan of operation sections. Please reconcile this apparent inconsistency, and clarify, if true, that this component of your business plan is aspirational.

Transactions with Related Persons, Promoters and Certain Control Persons, page 37

12. Please disclose your transaction with Gerald Posner here pursuant to Item 404(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Patricia Posner
Satya Worldwide, Inc.
June 25, 2014
Page 4

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Joseph L. Pittera, Esq.
        Law Offices of Joseph L. Pittera